UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

☐   TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-2816

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.

7401 West Wilson Avenue

Chicago, IL 60706-4548

FINANCIAL STATEMENTS AND

SUPPLEMENTALSCHEDULE

Methode Electronics, Inc. 401(k) Savings Plan

Years Ended December 31, 2009 and 2008

Methode Electronics, Inc.

401(k) Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Administration Committee

Methode Electronics, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Frank L. Sassetti & Co.

June 25, 2010

Oak Park, Illinois

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$24,932	$199,643

Investments, at fair value:
Group annuity investment contracts	7,444,836	6,869,428
Mutual funds	28,516,076	23,093,852
Common stock fund	2,068,470	1,834,834
Participant loans	771,309	1,310,348
Total investments	38,800,691	33,108,462

Receivables:
Employee / employer contributions	—	51,738
Unsettled investment sales	3,635	4,923
Accrued interest / dividends	19,978	25,621
Total receivables	23,613	82,282
Total assets	38,849,236	33,390,387

Liabilities
Unsettled investment purchases	23,768	186,876
Total liabilities	23,768	186,876

Net assets available for benefits, at fair value	38,825,468	33,203,511

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,398)	782,077
Net assets available for benefits	$38,782,070	$33,985,588

See accompanying notes.

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2009	2008

Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$879,358	$1,209,043
Net appreciation / (depreciation) in fair value of investments	6,763,288	(15,120,176)
Total investment gain / (loss)	7,642,646	(13,911,133)

Contributions:
Participants	2,397,772	3,242,853
Employer	1,624,145	2,121,229
Rollovers	155,991	254,953
	4,177,908	5,619,035
Total additions, net	11,820,554	(8,292,098)

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	7,002,308	6,493,573
Administrative expenses	21,764	9,042
Total deductions	7,024,072	6,502,615

Net increase / (decrease)	4,796,482	(14,794,713)
Net assets available for benefits:
Beginning of year	33,985,588	48,780,301
End of year	$38,782,070	$33,985,588

See accompanying notes.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

Years Ended December 31, 2009 and 2008

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

Participation

Employees who are employed by the Company for three full calendar months are eligible to participate in the Plan on the first day of the following calendar month.

Contributions

Participants may elect to contribute a minimum of 2% of their annual compensation (as defined in the Plan) on a pre-tax, after tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes. Such withdrawals must be approved by the 401(k) Hardship Committee. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December, 2005, the Financial Accounting Standards Board (“FASB”) issued certain authoritative literature with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The literature requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The Plan has group annuity investment contracts with the Hartford Life Insurance Company (“Hartford”) and Lincoln National Life Insurance Company (“Lincoln”).

The Hartford group annuity contract fair value and contract value are estimated by Hartford Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Hartford group annuity contract had an average yield of 3.09% (annualized) for each of the years ended December 31, 2009 and 2008, respectively. The crediting interest rate was 3.00% at December 31, 2009 and 2008, respectively. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment.

The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. Contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. There are penalties or delays in payments if significant withdrawals are made prior to August 2011.

The Lincoln contract had an average yield of 4.15% and 4.41% (annualized) for the years ended December 31, 2009 and 2008, respectively. The crediting interest rate was 3.90% and 4.40% at December 31, 2009 and 2008, respectively. The crediting interest rate is set at the beginning of each calendar quarter and is periodically reviewed for adjustment.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Generally, expenses of the Plan are paid by the Company.

Future Adoption of Accounting Standards

In January 2010, The FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06), which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 will amend the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. ASU 2010-06 will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The adoption of this standard is not expected to have a material impact on the Plan.

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated / (depreciated) in fair value as determined by quoted market prices as follows:

	Years Ended December 31
	2009	2008

Mutual funds	$6,009,447	$(12,897,749)
Common stock fund	753,841	(2,222,427)
	$6,763,288	$(15,120,176)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
Hartford Life Insurance Company Group Annuity Contract	$ *	$1,788,477
Lincoln Stable Value Fund	6,159,759	5,080,951
American Funds
American Balanced Fund	8,355,345	7,217,414
American Mutual Fund	4,061,531	3,427,384
American Growth Fund of America	4,867,235	3,818,711
Euro Pacific Fund	3,222,585	2,459,841

Davis NY Venture Fund	3,123,767	2,551,684
Methode Electronics, Inc. Common Stock Fund	2,068,470	1,834,834

* Investment balance is not greater than 5% of Plan’s net assets as of December 31, 2009.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial Instruments’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

•      Level 1 : quoted prices in active markets for identical assets or liabilities;

•      Level 2 : inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active,  or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or

•      Level 3 : observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

Investments measured at Fair Value on a recurring Basis

The following summarizes the classification of Investments by classification and method of valuation for the years ended December 31,

	2009 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual Funds
Intermediate Term Bond	$1,518,675	$—	$—	$1,518,675
Moderate Allocation	8,355,345	—	—	8,355,345
Mid-Cap Blend	754,567	—	—	754,567
Mid-Cap Growth	996,295	—	—	996,295
Large Blend	3,318,629	—	—	3,318,629
Large Growth	6,288,449	—	—	6,288,449
Large Value	4,061,531	—	—	4,061,531
Foreign Large Blend	3,222,585	—	—	3,222,585
Total	28,516,076	—	—	28,516,076

Common Stock Fund	2,068,470	—	—	2,068,470

Group Annuity / Investment Contracts	—	—	7,444,836	7,444,836

Participant Loans	—	—	771,309	771,309
	$30,584,546	$—	$8,216,145	$38,800,691

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

	2008 Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual Funds
Intermediate Term Bond	$1,240,976	$—	$—	$1,240,976
Moderate Allocation	7,217,414	—	—	7,217,414
Mid-Cap Blend	548,616	—	—	548,616
Mid-Cap Growth	723,218	—	—	723,218
Large Blend	2,660,337	—	—	2,660,337
Large Growth	4,816,066	—	—	4,816,066
Large Value	3,427,384	—	—	3,427,384
Foreign Large Blend	2,459,841	—	—	2,459,841
Total	23,093,852	—	—	23,093,852

Common Stock Fund	1,834,834	—	—	1,834,834

Group Annuity / Investment Contracts	—	—	6,869,428	6,869,428

Participant Loans	—	—	1,310,348	1,310,348
	$24,928,686	$—	$8,179,776	$33,108,462

The Plan’s valuation methodology used to measure fair values are as follows. There have been no changes in the methodologies used at December 31, 2009 or 2008.

Mutual funds: valued at quoted market price, which represent the net asset value of the shares held in such funds.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

Group Annuity / Investment Contracts: are stated at fair value. The fair value of the contracts are estimated by the carrier, based on various factors, including current interest rates credited to the respective contract.

Participant loans: stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The table below is a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2008 and 2009:

	Level 3 Assets
	Participant Loans	Group Annuity / Investment Contracts

Balance as of January 1, 2008	$1,524,971	$6,249,260

Issuances, repayments and settlements, net	(214,623)	620,168

Balance as of December 31, 2008	$1,310,348	$6,869,428

Issuances, repayments and settlements, net	(539,039)	575,408

Balance as of December 31, 2009	$771,309	$7,444,836

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the IRS dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31,

	2009	2008
Investments, at fair value, per the financial statements	$38,800,691	$33,108,462
Adjustment from fair value to contract value for investments in fully benefit-responsive insurance contracts	(43,398)	782,077
Investments, per Form 5500	$38,757,293	$33,890,539

Supplemental Schedule

Methode Electronics, Inc.

401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-2090085     Plan #002

December 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	Shares or Units	(d) Cost	(e) Current Value
	Group annuity investment contracts

	Hartford Life Insurance Company	Group Annuity Contract	N/A	**	$1,285,077

*	Lincoln Financial Group	Lincoln Stable Value Fund	6,159,759	**	6,159,759

	Mutual funds

	The American Funds Group	American Balanced Fund	515,444	**	8,355,345
		American Mutual Fund	175,368	**	4,061,531
		Europacific Growth Fund	84,053	**	3,222,585
		Growth Fund of America	178,091	**	4,867,235
		New Economy Fund	63,193	**	1,421,214

	Delaware Investments	Delaware Diversified Income	162,948	**	1,518,675

	Invesco	Invesco Capital Development	72,353	**	996,295

	Davis Funds	Davis NY Venture	100,572	**	3,123,767

	Vanguard	Total Stock Market Index	7,099	**	194,862

	Victory	Victory Special Value	55,688	**	754,567

	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc. Common Stock	258,829	**	2,068,470

	Total investments at fair value				38,029,382

	Adjustment from fair value to contract value for fully responsive investment contracts				(43,398)

	Total investments, as adjusted				37,985,984

	Participant loans	Interest rates range from 5.0% to 9.25%		**	771,309
					$38,757,293

*Party in interest.
**Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 25, 2010	By:	/s/Douglas A. Koman
Douglas A. Koman
Chief Financial Officer